PE
2-28-02

Commission File No. 0-21756

02017184

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

MAR 05 2002

CHC HELICOPTER CORPORATION

(Translation of Registrant's Name into English)

Hangar #1, Torbay Airport
P.O. Box 5188
St. John's, Newfoundland
Canada A1C 5V5
(Address of principal executive offices)

PROCESSED
MAR 0 8 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F _X_ Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.]

524127.1

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Attached is the Quarterly Report of CHC Helicopter Corporation for the quarter ended January 31, 2002.

CHC

CHC HELICOPTER CORPORATION
3RD QUARTER FISCAL 2002

CHC Helicopter Corporation

T 709.570.0700

F 709.570.0506

www.chc.ca

Financial Highlights
(in millions of Canadian dollars except per share amounts)

	Three Months Ended		Nine Months Ended	
	January 31, 2002	January 31, 2001	**January 31, 2002**	January 31, 2001*
Revenue from continuing operations	**$151.6**	$131.6	**$458.1**	$389.5
EBITDA from continuing operations	**31.6**	23.3	**90.0**	76.5
Net earnings from operations	**10.1**	4.5	**34.3**	26.4
Cash flow from operating activities	**10.6**	5.6	**37.3**	5.2
Per Share Information				
Net earnings from operations:				
Basic	**0.62**	0.28	**2.10**	1.50
Diluted	**0.56**	0.26	**1.91**	1.44

*Note: The comparative revenue and EBITDA figures exclude operations that have been sold.

Highlights

- Net earnings from operations for the quarter ended January 31, 2002 were $10.1 million ($0.56 per share), a 124% increase over the same quarter last year. The current quarter included realized after-tax foreign exchange losses on the settlement of foreign denominated debt of $1.0 million ($0.06 per share)
- This is the 9th consecutive quarter of record year-over-year earnings growth.
- Cash flow from operating activities increased by $5.0 million (89%) to $10.6 million compared to the same quarter last year.
- Revenue for the quarter increased by $20.0 million (15.2%) over last year.
- Flying activity from the offshore oil and gas sector continued its strong performance during the quarter.

Investor Conference Call

The quarterly investor conference call will take place at 10:30 a.m. (Eastern Standard Time) on Monday, March 4, 2002. To listen to the conference call interested parties should dial 1-877-871-2677 (1-416-620-2414 International) and quote the reservation number 20338910. A replay service will be available immediately following the conference call until midnight on March 7, 2002. To access this recording call 1-416-626-4100 and quote the reservation number 20338910. The conference call will also be Webcast through Canada NewsWire at:
http://www1.newswire.ca/webcast/pages/CHCHelicopter20020301/

CHC

CHC Helicopter Corporation through its subsidiaries and investments is a leading provider of helicopter transportation services to the oil and gas industry, with a combined fleet of 318 light, medium and heavy aircraft operating in over 23 countries, with approximately 2,300 employees worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President
& Chief Financial Officer
CHC Helicopter Corporation
St. John's, Newfoundland
Canada
709-570-0567

Derrick Sturge
Vice-President, Finance
CHC Helicopter Corporation
St. John's, Newfoundland
Canada
709-570-0713

Chris Flanagan
Director of Communications
CHC Helicopter Corporation
St. John's, Newfoundland
Canada
709-570-0749

If you wish to be removed or included on the Company's distribution list, please contact June Anderson at 709-570-0710 or at janderson@stjohns.chc.ca.

This press release and management's discussion and analysis may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

CHC

Management's Discussion and Analysis of Financial Condition and Results of Operations – Three months ended January 31, 2002

Overview

Strong activity in the Company's oil and gas markets has contributed to strong revenue, earnings, and cash flow performance during the quarter ended January 31, 2002. Net earnings during the quarter were $10.1 million ($0.56 diluted earnings per share) on revenue of $151.6 million, compared to net earnings from operations of $4.5 million ($0.26 diluted earnings per share) on revenue of $131.6 million in the same quarter last year. The current quarter's earnings include a realized after-tax foreign exchange loss on the settlement of foreign currency denominated debt of $1.0 million ($0.06 per share). Revenue increased by $20.0 million in the third quarter compared to last year.

Net Earnings from Operations
(In thousands of Canadian Dollars)

	Three Months Ended January 31 2002	January 31 2001
Earnings from operations before taxes and non-recurring items (from statement of earnings)	$12,486	$5,293
Applicable Income Taxes	(2,380)	(749)
Net earnings from Operations	$10,106	$4,544

Non-GAAP Earnings Measures

The Company uses certain earnings measures that do not have standard definitions prescribed by generally accepted accounting principles. The Company has included these measures because it believes they are used by certain investors as measures of the Company's financial performance. These measures as used by CHC are defined as follows:

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization.

Net earnings from operations are defined as net earnings adjusted for non-recurring items including gains (losses) on the sale of operations and debt settlement costs, net of applicable income tax.

The Company uses revenue and EBITDA from continuing operations to provide a meaningful comparison of quarterly financial performance of continuing operations. The financial results of non-core operations that were disposed of in fiscal 2001 are excluded from these figures.

CHC

Cash Flow

Cash flow from operating activities in the quarter increased 89% to $10.6million, an increase of $5.0 million from the same period last year. The Company reduced its net debt position, before foreign exchange revaluation, by $25.9million during the quarter. The impact of favourable foreign exchange rates on the translation of the Company's foreign denominated debt was $13.5 million, bringing the total reduction in net debt during the quarter to $39.4 million.

Revenue

Total revenue from continuing operations for the quarter was $151.6 million compared to $131.6 million for the same quarter last year. The following factors account for the change:

- Increased revenue of approximately $15.3 million, primarily from higher-flying activity and higher rates in all the Company's markets.
- Increased third-party repair and overhaul revenue of $1.8 million from new customers and new product lines.
- A net revenue increase of approximately $2.9 million on the translation of foreign subsidiary results to the Company's reporting currency, the Canadian dollar.

Continuing Operations

During fiscal 2001, the Company disposed of non-core operations including onshore and non-oil and gas related operations in Sweden, the U.K., Norway, and Canada. In order to provide a meaningful comparison of quarterly revenues, the following table includes only revenue from continuing operations. Although there is modest seasonality from quarter to quarter, the Company has shown strong year-over-year revenue growth from continuing operations during each of the following quarters.

Revenue Summary by Quarter
Continuing Operations
(in millions of Canadian dollars)

	Three months ended					
	January 31, 2002	October 31, 2001	July 31, 2001	April 30, 2001	January 31,2001	October 31, 2000
Continuing operations						
Europe	$ 95.6	$107.8	$101.3	$ 89.8	$ 84.5	$ 88.9
International	44.9	38.9	36.9	37.3	37.9	36.5
Helicopter operations	140.5	146.7	138.2	127.1	122.4	125.4
Repair and overhaul	11.1	13.4	8.2	9.2	9.2	7.5
	$151.6	$160.1	$146.4	$136.3	$131.6	$132.9

CHC

Flying Hours

The Company derives its helicopter operations revenue from two primary types of contracts. Approximately 60% of the Company's flying revenue is derived from hourly charges, and the remaining 40% is generated by fixed monthly charges. Because of the significant fixed component, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity level and fleet utilization.

The following table provides a quarterly summary of the Company's flying hours from continuing operations for the past six quarters.

Flying Hours – Continuing Helicopter Operations

	Flying Hours						
Segment	Q3-F2002	Q2-F2002	Q1-F2002	Q4-F2001	Q3-F2001	Q2-F2001	Number of Aircraft
Europe	22,486	24,773	24,452	21,465	21,611	24,305	75
International	11,276	10,663	10,330	10,833	11,621	11,293	88
	33,762	35,436	34,782	32,298	33,232	35,598	

Year-to-Date Flying Hour Mix

	January 31, 2002			January 31, 2001		
	Heavy	**Medium**	**Light**	**Heavy**	**Medium**	**Light**
Europe	75%	25%	0%	73%	27%	0%
International	23%	65%	11%	26%	55%	19%
Total	59%	38%	4%	58%	36%	6%

Total flying hours for the third quarter increased 1.6% over the same period last year. However, the increase in heavy and medium aircraft utilization and higher rates on new and renewed contracts helped fuel the Company's continued revenue growth.

Aberdeen Airport in the U.K. reports monthly helicopter passenger traffic at the Company's largest base. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2002, 2001 and 2000.

Aberdeen Airport - Helicopter Passengers			
	Year ended April 30,		
	2002	**2001**	**2000**
Q1	121,868	103,874	101,073
Q2	123,012	114,376	92,355
Q3	114,606	104,381	85,167
Q4		101,166	85,190
		423,797	363,785

Source: Aberdeen Airport Ltd.

The data in this table demonstrates that year-over-year helicopter activity continues to grow. In addition, it demonstrates the modest level of seasonality in the activity levels from quarter to quarter and the sustained recovery and continued growth over the past two years.

CHC

Review of Operations

Earnings before interest, taxes, depreciation and amortization ("EBITDA") were $31.6 million, compared to $23.3 million for the same quarter last year. EBITDA as a percentage of revenue was 20.8% compared to 17.7% in the same quarter last year. The EBITDA percentage improved primarily as a result of previously announced rate increases.

Europe

Europe (Flying Segment)


Millions of Dollars CAD
$400
$300
$200
$100
$0
Revenue
EBITDA

	Q3-02	Q3-01	YTD-02	YTD-01
Revenue	$95.6	$84.4	$304.7	$261.5
EBITDA	15.6	12.4	54.7	45.9
EBITDA %	16.3%	14.7%	17.9%	17.6%

Revenue from helicopter operations in Europe continued to grow. The $11.2 million (13.3%) increase from the previous year's quarter can be attributed to a growth in revenues of $6.8 million from new contracts, increased rates and higher heavy aircraft utilization, and a $4.4 million increase from strengthening foreign exchange rates for the Norwegian kroner and pound sterling.

EBITDA for the quarter improved with the realization of previously announced rate increases, but the improvement was partially offset by slowdowns in Norway caused by labor unrest.

The Norwegian pilots began an escalating strike in mid January 2002. The strike, which peaked at 31 of the total 151 pilots off the job, ended on February 2, 2002 when the Company reached an agreement with the union. The agreement settled all wage issues retroactively to May 1, 2001 and extended the current contract for an additional year to April 30, 2003. The cost of the retroactive wage adjustments were accrued in prior periods and therefore did not impact negatively on the current quarter financial results. However, the strike action and work slowdowns reduced revenues by an estimated $3.0

million and net earnings by approximately $0.7 million ($0.04 per diluted share) during the quarter as the company was unable to meet all of the customers' flight requirements.

During the quarter, our U.K. subsidiary reached an agreement with the British Air Line Pilots Association (the union representing the majority of our U.K. pilots) settling employment terms for our U.K. pilots effective May 1, 2002. The Company now has a legally binding agreement for the 38-month period to June 30, 2005, covering salaries, pension benefits and pilot service conditions.

Most of our existing customer contracts in Europe permit certain portions of these increased costs to flow through to customers. The Company has initiated a program to attempt to recover the additional portions of these costs from its customers, but has no assurance of doing so.

During the quarter, the Company successfully renewed a 30-month contract with Kerr McGee in the U. K. The contract calls for the conversion from the use of pooled aircraft to the dedicated use of a newly acquired Super Puma MKII at higher rates. The Company also successfully renewed a contract with Marathon International Petroleum Ireland Limited. The five-year contract requires the sole use of an AS365 Dauphin out of Cork, Ireland. Subsequent to quarter-end, the Company was also awarded a new five-year Search and Rescue contract for the Irish Coast Guard based in Waterford, Ireland. The contract will commence in July 2002 and will require the dedicated use of one S61 and one back-up aircraft.

International

International Segment


Millions of Dollars CAD
$150
$100
$50
$0
Revenue
EBITDA

	Q3-02	Q3-01	YTD-02	YTD-01
Revenue	$44.9	$37.9	$120.8	$108.9
EBITDA	11.6	8.6	26.5	22.6
EBITDA %	25.8%	22.7%	21.9%	20.8%

CHC

Revenue in the International operations continued its strong growth during the quarter, with increased oil and gas revenue and a brisk start to the fire-fighting season in Australia pushing revenues in the segment up $9.2 million higher than the same quarter last year. This increase was partially offset by $2.2 million related to the impact of weaker exchange rates for the Australian dollar and South African rand, resulting in a net increase of $7.0 million (18%) over the same period last year.

EBITDA growth and higher margins were realized as the segment increased its focus on heavy/medium aircraft that serve primarily the oil and gas industry, which is traditionally more stable than other markets. In August 2001, CHC Africa sold four of its light aircraft to focus on the higher margin medium and heavy aircraft market.

Revenue from the oil and gas industry makes up $80.5 million (67%) of the total year to date flying revenue, in comparison to $69.6 million (64%) for the same period last year. The portion of our revenues from the oil and gas industry is expected to increase as newly awarded oil and gas contracts come on line during the year.

The previously announced contract in Venezuela for two S61Ns commenced as scheduled in late December. In addition, the Company signed a new oil and gas contract in East Timor for Phillips Petroleum during the quarter utilizing two AS332L Super Pumas. The Phillips contract covers a 34-month period commencing in March 2002 and is expected to generate revenue of $12 million per year.

Repair and Overhaul


Repair and Overhaul
$150
$100
$50
$0
Millions of Dollars CAD
Total Revenue
Third-party Revenue
EBITDA

	Q3-02	Q3-01	YTD-02	YTD-01
Total Revenue	$37.2	$35.1	$114.6	$95.5
Third-party Revenue	11.1	9.3	32.7	25.1
EBITDA	7.2	5.7	21.6	18.9
EBITDA % *	19.4%	16.2%	18.8%	19.8%

* EBITDA% is calculated as a percentage of total revenue (including both internal and third party sales)

Total revenue from the repair and overhaul business in Norway during the quarter was $37.2 million, compared to $35.1 million for the same period last year. Third-party revenue growth of $1.8 million is attributable to an increase in military work and new product lines of $1.1 million, and a $0.7 million increase from strengthening foreign exchange rates for the Norwegian kroner. Management continues to focus on obtaining growth in higher margin third-party work and as a result was able to achieve margin improvements compared to the same quarter last year.

Canada

The Canadian onshore helicopter operations were sold during the second quarter of fiscal 2001. CHC concurrently acquired a 45% common equity interest in the new company, Canadian Helicopters Limited, created to operate the business. Effective November 1, 2000, the Company began accounting for this investment as an equity investment. This is a very seasonal business, and the third quarter is generally the weakest. This quarter, the loss from CHC's equity investment in Canadian Helicopters Limited was $1.3 million, compared to a loss of $1.0 million in the same quarter last year.

Gain on Disposal of Assets

The Company recognized a net gain on disposal of assets of $0.5 million during the quarter, compared to $0.3 million in the same period last year. The net gain of $0.5 million was comprised of a $3.7 million gain from the net insurance proceeds received following the rollover of an aircraft while on the deck of a drill ship. This gain was offset by losses on disposal of a passenger handling facility in Aberdeen and other equipment of $1.2 million. CHC is having a new passenger handling facility built for it in Aberdeen and has demolished one of the old facilities. In addition, the Company finalized the disposal of its 49% equity investment in German-based Wiking Helicopters at a loss of $2.0 million during the quarter.

Financing Charges

Financing Charges
(in thousands of Canadian Dollars)

	Three Months Ended	
	January 31, 2002	January 31, 2001
Interest	$10,674	$11,707
Amortization of deferred financing costs	1,172	829
Foreign exchange loss from operating activities and working capital revaluation	57	472
Foreign exchange loss on debt settlement	1,640	29
Total	$13,543	$13,037

CHC

Interest cost during the quarter was $10.7 million compared to $11.7 million last year. The reduction of $1.0 million is primarily the result of lower interest rates. The Company's average interest rate for the current year on the Company's variable-rate senior credit facility was 5.9% compared to 9.0% in the previous year.

Included in the foreign exchange loss on debt settlement is a $1.4 million foreign exchange loss realized on the settlement of US Dollar Debt during the quarter.

Income Taxes

Income tax expense for the quarter was $2.4 million, comprised solely of income tax on earnings from operations. For the same quarter last year the Company reported income tax expense on earnings from operations of $0.8 million. In addition, last year the Company recorded an income tax recovery of $9.5 million related to future income tax rate reductions announced by the Canadian Government. This latter amount has been excluded from net earnings from operations. The effective income tax rate on earnings from operations (excluding equity in earnings of associated companies) was 17.0% during the first nine months compared to 21.7% in the same period last year. The lower rate this year is the result of having a greater portion of earnings in lower rate jurisdictions than last year.

Cash Flows, Liquidity and Capital Resources

Operating Activities

Cash flow from operating activities during the quarter was $10.6 million, compared to $5.6 million in the same quarter last year. Cash flow from operations of $24.3 million, which included a $5.7 million net income tax receipt, helped to offset a $13.6 million increase in non-cash working capital. The net non-cash working capital increase was driven by a reduction in payables of $8.5 million, $5.0 million of which related to a reduction in interest accruals related to the payment of interest on the senior subordinated notes in January. Accounts receivable and inventory increased $2.7 million and $1.8 million, respectively.

Financing Activities

The Company's debt (net of cash) decreased during the quarter from $450.1 million to $410.7 million. The net reduction of $39.4 million consists of debt reductions (net of cash) of $25.9 million, plus the impact of favourable exchange rates on the translation of the Company's foreign denominated debt to Canadian dollars of $13.5 million. This reduction in debt resulted in an immediate reduction in the margin on the Company's senior credit facility by 50 basis points to 2.00%, thus reducing future interest costs by approximately $1.1 million annually.

As at January 31, 2002 the Company had unused credit facilities of $60.2 million, and cash of $21.6 million, for a total of $81.8 million.

Net Debt Position (in thousands of Canadian dollars)			
Opening Balance Q3 $	Advances (Repayments) $	Foreign Exchange Revaluation $	Ending Balance Q3 $
$450,065	($25,864)	($13,554)	$410,665

To minimize foreign exchange risk, the Company has denominated its debt in various currencies to match net operating cash flows with debt service obligations. As at January 31, 2002, the Company's net debt was denominated in the following currencies:

Currency	Debt in Original Currency (000's)	Canadian Equivalent (000's)
US Dollar	US 17,250	$ 27,467
Pound sterling	£ 70,829	159,274
Euro	€ 145,000	198,375
Canadian Dollar	CDN 21,610	21,610
Norwegian kroner	NOK 146,000	25,535
Cash (various currencies)	—	(21,596)
Total Reported Net Debt		**$410,665**

Investing Activities

Capital expenditures of $3.1 million during the quarter were related to aircraft modifications. The Company received proceeds of $31.3 million on asset disposals during the quarter. Four medium aircraft were acquired in fiscal 2001 to support growth in international oil and gas operations, for which operating leases were arranged during the quarter, generating proceeds of $18.8 million. In addition, the Company received insurance proceeds of $12.2 million relating to the rollover of an aircraft for reasons not related to the Company's operations. Also during the quarter, the Company incurred expenditures of $8.7 million for helicopter component betterments, which include aircraft major inspections and rebuilds. The Company spent $2.0 million on pre-operating costs during the quarter, most of which related to CHC Composites.

CHC

Reporting Currency

The Company's reporting currency is the Canadian dollar. However, the majority of revenue and operating expenses are denominated in pounds sterling and Norwegian kroner, which are the local currencies of the principal operating subsidiaries in the U.K. and Norway. During the current quarter these currencies were stronger against the Canadian dollar than during the same quarter last year, with revenue being favourably impacted by $2.9 million. The impact of foreign exchange on EBITDA for the quarter was favourable by $0.3 million, primarily in the European segment. The impact of foreign exchange on net earnings was not significant.

Foreign Currency

The Company's overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures and putting in place the necessary financial instruments to manage the exposure. In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments to best manage its exposure. The Company's policy specifically prohibits the use of derivatives for speculative purposes.

During the quarter the Company entered into a forward foreign exchange contract to hedge its next two euro debt interest payments due within the next 12 months against expected U. S. dollar operating inflows. The Company expects to save approximately $1.0 million in financing charges in comparison to the current year as a result of this transaction.

CHC

Fleet

At January 31, 2002 the Company's fleet consisted of 122 owned and 41 leased aircraft. An additional 155 aircraft are employed in the Company's 45% owned Canadian onshore helicopter operations for a total of 318. The Company employs 75 aircraft in Europe, (primarily in the North Sea) and 88 in its other international markets.

Fleet Summary

	Heavy	Medium	Light	Total	Owned	Leased
Fleet at October 31, 2001	71	76	14	161	127	34
Increases (decreases) during the period:						
Total constructive loss (1)	(1)			(1)	(1)	
Expansion- New Super Puma MKII (2)	1			1		1
Expansion-Venezuela (3)	1			1		1
Expansion-Ecuador (4)		1		1		1
Sale-Leaseback (5)					(4)	4
Fleet at January 31, 2002	72	77	14	163	122	41

During the quarter the Company had a net increase in its fleet of 2 aircraft, including the following:

1. The Super Puma involved in a roll-over on the helideck of a drill ship was deemed by the Company's insurers to be a total constructive loss.
2. The Company accepted delivery of a leased Super Puma MKII, and it is currently in use in Aberdeen. The lease term is for 7.5 years.
3. One additional S61N was leased by the international division for Venezuela. The lease agreement is for a two year period expiring December 2003.
4. One additional aircraft was leased by the international division for Ecuador. The lease agreement is for a two year period expiring November 2003.
5. During the quarter the Company entered into a sale-leaseback transaction involving 4 medium aircraft. The proceeds of $18.8 million were applied to reduce debt.

During fiscal 2002, the Company placed orders with Eurocopter for the following aircraft: A Super Puma MKII for delivery in December 2002, and two EC225s, a new version of the Super Puma MKII having an extended payload and improved speed, for delivery in the third quarter of fiscal 2003. The Company intends to acquire these new aircraft through operating leases.

During the quarter the Company made lease payments of $11.1 million compared to $7.6 million in the same period last year. The increase is a result of nine new aircraft leases entered into since the same time last year. As of January 31, 2002 the minimum lease payments required under aircraft operating leases for the next twelve months are $37.6 million.

Based on a June 12, 2001 appraisal by HeliValue$, an independent helicopter valuation company, the fair market value of the Company's owned aircraft fleet was U.S. $436.2 million (CDN $692.1 million), exceeding its recorded net book value by approximately $252 million at January 31, 2002.

Commodity Prices

During the quarter, oil and gas prices continued to decrease from their peak levels. In excess of 80% of the Company's revenue from the oil and gas industry are derived from the more stable production sector, which tends to be unaffected by short-term fluctuations in oil and gas prices. In addition, the Company has very little exposure to the North American oil and gas market, which has seen declining activity recently. The Company's revenues and activity levels in both the exploration and production sectors were not materially impacted by lower commodity prices during the quarter. Subsequent to the quarter, due to uncertainty in the commodity markets, several of our North Sea customers announced cost reduction measures that could affect exploration spending. Accordingly, we expect to see reductions in exploration related revenues in the North Sea over the next 12 months. Approximately 14% of our flying revenue in the North Sea is derived from exploration activity.

In anticipation of a reduction in exploration revenues, and to address other increasing costs, we are evaluating cost reduction programs in our European operations in order to protect the Company's operating margins.

Safety

Safety is a primary focus of all activities performed by the Company. The Company prides itself in having one of the best safety records in the industry, as evidenced by its low incident rate and insurance premiums.

During the quarter there was an accident involving a Super Puma aircraft operated by our UK division. The aircraft rolled onto its side on the heli-deck of a drill ship after disembarking passengers during regular crew change. The sudden unexpected repositioning of the ship in heavy seas caused the rollover. The aircraft incurred significant damage and was deemed a total constructive loss. During the quarter the Company received insurance proceeds of $12.2 million based on the aircraft replacement value.

CHC

Seasonality

The Company's revenue and earnings have historically been subject to significant seasonal variations due primarily to the seasonality of the Canadian onshore helicopter operations. Effective October 31, 2000 the Company sold the Canadian onshore operations and is accounting for its 45% investment as an equity investment, thereby significantly reducing the impact of seasonality on revenue and earnings from continuing operations.

CHC

CHC Helicopter Corporation
Consolidated Statements of Earnings (Unaudited)
(in thousands of Canadian dollars except per share amounts)

	Three Months Ended		Nine Months Ended	
	January 31, 2002	January 31, 2001	**January 31, 2002**	January 31, 2001
Revenue	**$151,621**	$131,635	**$458,117**	$457,502
Operating expenses	**119,996**	108,302	**368,123**	366,630
Earnings before undernoted items	**31,625**	23,333	**89,994**	90,872
Depreciation and amortization	**(4,745)**	(4,301)	**(13,466)**	(15,274)
Gain on disposal of assets	**491**	298	**1,611**	1,081
Earnings from operations	**27,371**	19,330	**78,139**	76,679
Financing charges	**(13,543)**	(13,037)	**(37,675)**	(42,593)
Equity in earnings (loss) of associated companies	**(1,342)**	(1,000)	**749**	(260)
Earnings from operations before undernoted items and income taxes	**12,486**	5,293	**41,213**	33,826
Gain on sale of operations and investments	—	—	—	5,760
Debt settlement and restructuring costs	—	—	—	(21,902)
Earnings before income taxes	**12,486**	5,293	**41,213**	17,684
Income tax (provision) recovery	**(2,380)**	8,750	**(6,879)**	7,551
Net earnings	**$10,106**	$14,043	**$34,334**	$25,235
Basic earnings per share (Note 4)				
Net earnings from operations	**$0.62**	$0.28	**$2.10**	$1.69
Net earnings	**0.62**	0.89	**2.10**	1.62
Diluted earnings per share (Note 4)				
Net earnings from operations	**0.56**	0.26	**1.91**	1.61
Net earnings	**0.56**	0.81	**1.91**	1.51

See accompanying notes

CHC

CHC Helicopter Corporation
Consolidated Statements of Shareholders' Equity
(in thousands of Canadian dollars, except per share amounts)

	Nine Months Ended January 31, 2002 (Unaudited)	Nine Months Ended January 31, 2001 (Unaudited)
Retained earnings, beginning of period, as originally stated	**$ 70,704**	$ 49,350
Retroactive application of changes in accounting policies	**—**	(8,870)
Retained earnings, beginning of year, as restated	**70,704**	40,480
Net earnings	**34,334**	25,235
Dividends paid	**—**	(1,696)
Retained earnings end of period	**105,038**	64,019
Capital stock (Note 3)	**119,191**	118,102
Contributed surplus (Note 3)	**3,291**	3,291
Foreign currency translation adjustment	**(37,501)**	(40,066)
Total shareholders' equity	**$190,019**	$145,346
Dividends paid per voting share	**—**	$0.11

CHC

CHC Helicopter Corporation
Consolidated Balance Sheets
(in thousands of Canadian dollars)
As at

	January 31, 2002 (Unaudited)	October 31, 2001 (Unaudited)	April 30, 2001 (Audited)
Assets			
Current assets			
Cash	**$ 21,597**	$ 28,592	$ 23,550
Receivables	**129,790**	127,053	137,652
Income taxes receivable	**—**	2,054	2,332
Future tax assets	**4,672**	4,673	4,656
Inventory	**158,040**	156,118	141,770
Prepaid expenses	**17,796**	23,550	17,447
	331,895	342,040	327,407
Property and equipment, net	**517,689**	539,144	517,138
Long-term investments	**18,868**	26,797	24,424
Other assets	**122,861**	121,463	119,957
Long-term future tax assets	**5,121**	8,049	7,362
	$996,434	$1,037,493	$996,288
Liabilities			
Current liabilities			
Payables and accruals	**$121,406**	$ 133,373	$ 137,051
Income taxes payable	**10,966**	—	—
Current portion of long-term obligations	**39,591**	39,943	17,642
	171,963	173,316	154,693
Long-term debt	**183,139**	220,700	236,941
Senior subordinated notes	**198,375**	206,857	197,577
Subordinated debentures	**11,157**	11,157	11,900
Other credits	**50,964**	43,261	39,082
Future tax liabilities	**190,817**	202,291	200,132
Shareholders' equity	**190,019**	179,911	155,963
	$996,434	$1,037,493	$ 996,288

See accompanying notes

CHC

CHC Helicopter Corporation
Consolidated Statements of Cash Flows (Unaudited)
(in thousands of Canadian dollars except per share amounts)

	Three Months Ended		Nine Months Ended	
	January 31, 2002	January 31, 2001	**January 31, 2002**	January 31, 2001
Operating activities				
Earnings from operations	**$27,371**	$19,330	**$78,139**	$76,679
Items not involving cash:				
Depreciation and amortization	**4,745**	4,301	**13,466**	15,274
(Gain) on disposal of assets	**(491)**	(298)	**(1,611)**	(1,081)
Other	**(482)**	(1,176)	**(1,315)**	(1,206)
Cash flow from operations before interest and income taxes	**31,143**	22,157	**88,679**	89,666
Interest expense, net of amortization	**(12,602)**	(13,024)	**(34,896)**	(41,975)
Net current income taxes received (paid)	**5,745**	(2,890)	**(1,987)**	(5,585)
Cash flow from operations	**24,286**	6,243	**51,796**	42,106
Change in non-cash working capital	**(13,639)**	(652)	**(14,475)**	(36,886)
	10,647	5,591	**37,321**	5,220
Financing activities				
Long-term debt advances including revolving line	**27,891**	22,189	**53,720**	534,035
Long-term debt repayments	**(59,505)**	(100,764)	**(91,493)**	(104,619)
Debt settlement	**—**	—	**—**	(574,392)
Dividend	**—**	—	**—**	(1,696)
Capital stock issue	**157**	3,195	**379**	3,270
	(31,457)	(75,380)	**(37,394)**	(143,402)
Investing activities				
Net proceeds on disposal of operations and investments	**—**	—	**—**	217,406
Short-term note receivable	**—**	80,382	**—**	—
Long-term investments	**—**	—	**—**	(38,113)
Property and equipment				
Additions	**(3,058)**	(2,782)	**(18,973)**	(28,894)
Proceeds from disposal	**31,274**	576	**44,010**	1,936
Helicopter component (betterment) detriment, net	**(8,650)**	(1,255)	**(21,135)**	3,980
Prepaid pension costs	**826**	(11,597)	**4,544**	(9,479)
Long-term receivables (advanced) repaid	**(1,833)**	261	**(2,923)**	(5,621)
Pre-operating expenses	**(2,035)**	(1,566)	**(5,488)**	(5,125)
Other	**(1,464)**	4,182	**(759)**	1,626
	15,060	68,201	**(724)**	137,716
Effect of exchange rate changes on cash	**(1,245)**	686	**(1,156)**	356
Change in cash during the period	**(6,995)**	(902)	**(1,953)**	(110)
Cash, beginning of period	**28,592**	25,437	**23,550**	24,645
Cash, end of period	**$21,597**	$24,535	**$21,597**	$24,535

See accompanying notes

CHC Helicopter Corporation
Notes to Consolidated Financial Statements (Unaudited)
For the periods ended January 31, 2002 and 2001
(Tabular amounts in thousands of Canadian dollars except per share amounts)

CHC

1. Basis of presentation

The unaudited consolidated interim financial statements ("Statements") have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") with respect to the preparation of internal financial statements. Not all disclosures required by GAAP for annual financial statements are presented and thus the Statements should be read in conjunction with the annual audited financial statements. Certain amounts on the financial statements for the period ended January 31, 2001 have been reclassified to conform to the presentation in the current period. These interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of April 30, 2001.

Effective for quarter ended April 30, 2001, the Company retroactively adopted the CICA's new standard for calculating diluted earnings per share using the Treasury Stock method. Comparative figures have been restated to comply with this accounting change.

2. Segment information

The Company's operations are segregated into four reportable segments. The segments are European flying operations, International flying operations, Canadian flying operations and repair and overhaul operations.

	Three Months Ended			Nine Months Ended	
	January 31, 2002	October 31, 2001	January 31, 2001	**January 31, 2002**	January 31, 2001
Revenue – external					
Canada (1)	**$ —**	$ —	$ —	**$ —**	$ 62,002
Europe (2)	**95,584**	107,775	84,445	**304,655**	261,452
International (3)	**44,953**	38,964	37,936	**120,786**	108,868
Repair and overhaul	**11,084**	13,359	9,254	**32,676**	25,180
	151,621	160,098	131,635	**458,117**	457,502
Inter-segment revenues					
Europe	**3,844**	3,696	2,375	**10,729**	6,244
Repair and overhaul	**26,123**	28,164	25,889	**81,850**	70,341
Corporate and other	**—**	1,420	—	**2,559**	—
	29,967	33,280	28,264	**95,138**	76,585
Earnings before interest, taxes, depreciation and amortization ("EBITDA")					
Canada	**—**	—	—	**—**	13,857
Europe	**15,599**	20,722	12,445	**54,656**	45,897
International	**11,648**	7,523	8,634	**26,485**	22,586
Repair and overhaul	**7,220**	7,888	5,690	**21,639**	18,878
Corporate and other	**(2,842)**	(5,703)	(3,436)	**(12,786)**	(10,346)
	31,625	30,430	23,333	**89,994**	90,872
Earnings from operations					
Canada	**—**	—	—	**—**	12,542
Europe	**13,007**	18,189	10,560	**47,145**	38,256
International	**10,727**	6,616	7,747	**23,814**	19,850
Repair and overhaul	**6,978**	7,670	5,339	**20,982**	17,752
Corporate and other	**(3,341)**	(5,509)	(4,316)	**(13,802)**	(11,721)
	$27,371	$ 26,966	$19,330	**$78,139**	$76,679

(Tabular amounts in thousands of Canadian dollars

2. Segment information (Cont'd.)

Notes:
1. Canada – Canadian onshore helicopter operations (sold effective October 31, 2000).
2. Europe – includes the major oil and gas flying divisions based in Aberdeen, Scotland and Stavanger, Norway. Also includes non-core operations in Europe that were disposed of in the first quarter of fiscal 2001.
3. International – includes operations in Australia, Africa, Asia, offshore work in Eastern Canada, and other locations around the world.

3. Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares
Class B multiple voting shares
Ordinary shares

	Number of shares	
	January 31, 2002	January 31, 2001
Issued:		
Class A subordinate voting shares	**13,445**	13,035
Class B multiple voting shares	**2,975**	2,975
Class A subordinate voting share purchase warrants	**—**	351
Ordinary shares	**11,000**	11,000
Securities convertible into Class A subordinate voting shares:		
Class B multiple voting shares	**2,975**	2,975
Class A subordinate voting share purchase warrants	**—**	351
Stock options	**1,456**	1,503
Convertible debt	**795**	795

(Tabular amounts in thousands of Canadian dollars

4. Per share information

	January 31, 2002				
	Net Earnings	Net earnings from operations	Weighted average number of shares	Net Earnings per share	Net earnings from operations per share
Basic	$10,106	$10,106	16,361	$0.62	$0.62
Effect of dilutive securities:					
Stock options	—	—	963		
Convertible debt	127	127	795		
Shares as security for non-recourse loans	—	—	36		
Diluted earnings per share	$10,233	$10,233	18,155	$0.56	$0.56

	January 31, 2001				
	Net Loss	Net earnings from operations	Weighted average number of shares	Net Earnings per share	Net earnings from operations per share
Basic	$14,043	$4,543	15,835	$0.89	$0.28
Effect of dilutive securities:					
Stock options	—	—	632		
Warrants	—	—	305		
Convertible debt	124	124	795		
Diluted earnings per share	$14,167	$4,667	17,567	$0.81*	$0.26

*Net earnings per share in January 2001 includes an income tax recovery of $9.5 million ($0.55 per share) related to future income tax reductions announced by the Canadian Government.

Under the Treasury Stock method, the proceeds from the exercise of options and warrants are assumed to be used to repurchase the Company's stock on the open market, with the net increase in shares added to the number of shares in the diluted earnings per share calculation. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average stock price increases.

(Tabular amounts in thousands of Canadian dollars

5. Reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP")

In certain respects, Canadian GAAP differs from U.S. GAAP. If U.S. GAAP were employed, the unaudited consolidated statements of earnings would be adjusted as follows:

	Three Months Ended		**Nine Months Ended**	
	January 31, 2002	January 31, 2001	**January 31, 2002**	January 31, 2001
Net earnings according to Canadian GAAP	**$10,106**	$14,043	**$34,334**	$25,235
Reclassification of loss on debt settlement	**—**	—	**—**	21,902
Income tax recovery on debt settlement loss	**—**	—	**—**	(6,704)
Net earnings before adjustments and extraordinary item according to U.S. GAAP	**10,106**	14,043	**34,334**	40,433
(Loss) gain on foreign exchange	**1,241**	(13,368)	**(60)**	102
Pre-operating expenses	**(2,482)**	(1,463)	**(5,567)**	(2,096)
Gain on sale of assets/depreciation expense	**(10)**	4	**(30)**	12
Decrease (increase) in income tax expense (1)	**201**	(3,399)	**11,258**	(9,721)
Net earnings (loss) before extraordinary item according to U.S. GAAP	**9,056**	(4,183)	**39,935**	28,730
Extraordinary loss on debt settlement, net of taxes	**—**	—	**—**	(12,871)
Net earnings (loss) according to U.S. GAAP	**9,056**	(4,183)	**39,935**	15,859
Other comprehensive earnings				
Foreign currency translation adjustment	**(157)**	6,824	**24**	8,387
Minimum pension liability adjustment	**214**	(68)	**(9,879)**	(1,990)
Comprehensive earnings according to U.S. GAAP	**$9,113**	$2,573	**$30,080**	$22,256
Basic earnings per share according to U.S. GAAP				
Earnings before extraordinary item	**$0.55**	$(0.26)	**2.44**	$1.85
Extraordinary item	**—**	—	**—**	(0.83)
Net earnings	**0.55**	(0.26)	**2.44**	1.02
Diluted earnings per share according to U.S. GAAP				
Earnings before extraordinary item	**0.51**	(0.26)	**2.22**	1.74
Extraordinary item	**—**	—	**—**	(0.75)
Net earnings	**0.51**	$(0.26)	**2.22**	$0.99

(1) Under Canadian GAAP for fiscal 2001, the Company recorded an income tax recovery of $9.5 million related to future income tax rate reductions that were substantially enacted during the year. Under U.S. GAAP, the $9.5 million impact was reflected in earnings in quarter one 2002 as the income tax rate reductions became fully enacted during that period.

5. Reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP") (Cont'd.)

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes, the most significant of which are listed below:

- Other assets would be reduced by $12.9 million, primarily from the removal of pre-operating expenses, which are charged to earnings as incurred under U.S. GAAP.
- Future tax liability would be reduced by $6.0 million to tax-effect adjustments to the net earnings under U.S. GAAP.
- Other credits would increase by $11.7 million to recognize the minimum pension liability adjustments recorded in comprehensive income.
- Accumulated other comprehensive earnings would decrease by $9.9 million under U.S. GAAP for foreign currency translation adjustments and minimum pension liability adjustments.
- Retained earnings would be reduced by $8.0 million to adjust for the current and prior period cumulative effects of conversion to net earnings under U.S. GAAP.